Investor Presentation I-40 terminus towards Inner Loop I-24 Choice Lanes October 5, 2026

2 D I S C L A I M E R This presentation has been produced by Ferrovial N.V. (the “Company”, “we” or “us” and, together with its subsidiaries, the “Group”) for the sole purpose expressed herein. By accessing this presentation, you acknowledge that you have read and understood the following statements. Neither this presentation nor any of the information contained herein constitute or form part of, and should not be construed as, an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security of the Company. In this presentation, unless otherwise specified, the terms “Ferrovial,” the “Company,” “we,” “us,” and the “Group” refer to Ferrovial N.V., individually or together with its consolidated subsidiaries, as the context may require (or, unless stated otherwise, if referring to the period prior to the completion of the cross-border merger on June 16, 2023, to Ferrovial, S.A., the former parent entity of the Group, individually or together with its consolidated subsidiaries, as the context may require). Neither this presentation nor the historical performance of the Group’s management team or the Group constitutes a guarantee of the future performance of the Company and there can be no assurance that the Group’s management team will be successful in implementing the investment strategy of the Group. Forward-Looking Statements This presentation contains forward-looking statements. 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Such statements include, without limitation, statements regarding construction period, service commencement, design, pricing, financial terms, further related projects or enhancements, population growth, macroeconomic growth, traffic levels, household income, use cases, vehicle mix, congestion and user adoption. Forward-looking statements in this presentation may reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive uncertainties and contingencies, and known and unknown risks, many of which are beyond the Company’s control and may be impossible to predict, including as a result of macroeconomic factors, traffic levels, toll levels and ability to realize value-added services. Any forecast made or contained herein, and actual results, will likely vary and those variations may be material. 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The Company's filings can be accessed by visiting EDGAR on the SEC's website at www.sec.gov.

PROJECT OVERVIEW

ferrovial

I-24 Choice Lanes

Tennessee's largest-ever capital investment and first public-private partnership (P3)

26 MILES CORRIDOR LENGTH

2x2 CHOICE LANES

50 YEAR CONCESSION[1]

2034 ESTIMATED SERVICE COMMENCEMENT[2]

26-mile corridor adding 2 Choice Lanes per direction to existing 4 general-purpose lanes (GPLs)[3]

50-year Design, Build, Finance, Operate & Maintain concession

Tennessee Department of Transportation (TDOT) responsible for customer service, toll collection and maintenance of GPLs

$9.2bn construction cost and an 8-year construction period, with service commencement estimated for 2034[2].


I-24 CORRIDOR
NASHVILLE TO MURFREESBORO
Nashville
65
24
255
40
Nashville Int'l Airport
440
155
41
171
24
65
254
266
102
840
N
Legend
I-24 SE Choice Lanes Project

(1) 50 years from actual Service Commencement .
(2) First-phase Service Commencement in 2034 and full Service Commencement in 2035.
(3) All four existing lanes remain toll-free. At certain times TDOT may designate one of them as an HOV lane.

3

THE CORRIDOR

ferrovial

Nashville MSA: one of the fastest-growing metropolitan areas in the U.S.[1]

A decade of past growth supported by robust demographic and economic fundamentals, consistently beating macro forecasts[2]

POPULATION[3]

Rapid population growth fuels long-term demand

2.2m
2025 population

2% YoY
10-year growth (2016-2025)

GDP GROWTH[4]

A decade of economic growth

REAL GDP
4.6%
10Y CAGR (2015-24)

HOUSEHOLD INCOME[5]

Above-average household income

$88.8k
2025 median income

9%
above U.S. average

ECONOMIC ANCHORS

Historical growth across a diversified base of high-value sectors, supported by leading employers and talent institutions, reinforces long-term economic strength

CORPORATES

5
Fortune 500 HQs[6]

35
Companies relocating HQs to Nashville (2018-24)[7]

TALENT

20+ Universities[6]

60%
of Graduates staying in Nashville[6]

(1) Nashville MSA (Metropolitan Statistical Area). Composite index reflects the equal-weighted average of standardized (z-score) growth in population (2015-2025, U.S. Census Bureau), real GDP (2015-2024, U.S. Bureau of Economic Analysis), and employment (2015-2022, U.S. Bureau of Economic Analysis) across the 55 U.S. metro areas with a 2025 population of 1 million or more; Nashville-Davidson-Murfreesboro-Franklin, TN ranks 5th of 55 on this measure.
(2) Moody's, W&P, and Oxford Economics.
(3) MSA Population. US Census Bureau.
(4) US Bureau of Economic Analysis.
(5) US Census Bureau (American Community Survey).
(6) Nashville Area Chamber of Commerce.
(7) CBRE data.

4

THE CORRIDOR

ferrovial

Gateway corridor serving the Nashville MSA[1]

Connecting freight, long-haul traffic, commuting and airport demand, with continued development along the corridor

FREIGHT & LOGISTICS

One of only six US cities where 3 major interstates converge: I-40, I-24 & I-65
75% of the US market within two days

12-16% of heavy vehicles in the corridor[2]

LONG-HAUL THROUGH-TRAFFIC

Atlanta-Chicago/St. Louis freight connector
Southeast and Midwest freight flows

50% of large trucks travel long distance[3]

COMMUTING & DAILY USE

Nashville to Murfreesboro growth axis

Fast-growing residential area[4]

AIRPORT ACCESS

Record 26.7mn passengers in FY26

8% traffic 10y CAGR[5]

10 miles
Avg. trip length on 26mi road[6]

Trucks trips
above average trip length[6]

NEW DEVELOPMENTS ACROSS THE CORRIDOR

178 mn sq ft
YEARLY DEVELOPMENTS 2020-2026[7]


NASHVILLE
Nashville Int'l Airport
MURFREESBORO
Hwy Project
I24 Project
Enhancement
I65 Project
Property Type
Industrial
Office & Services
Multi-Familiar
Retail
2026 Mapbox © OpenStreetMap

Source: CoStar. Data on Freight, industrial and residential developments along the corridor.

(1) Nashville MSA (Metropolitan Statistical Area).
(2) TDOT count data.
(3) Internal analysis of Geotab Data.
(4) Nashville MSA. Composite index reflects the equal-weighted average of standardized (z-score) growth in population (2015–2025, U.S. Census Bureau), real GDP (2015–2024, U.S. Bureau of Economic Analysis), and employment (2015–2022, U.S. Bureau of Economic Analysis) across the 55 U.S. metro areas with a 2025 population of 1 million or more; Nashville-Davidson-Murfreesboro-Franklin, TN ranks 5th of 55 on this measure.
(5) Metropolitan Nashville Airport Authority. Total Passengers Nashville International Airport (FY16-FY26).
(6) Internal information.
(7) CoStar.

5

THE CORRIDOR

ferrovial

Congestion continues to intensify across an already constrained corridor

10-year evolution shows longer and more widespread congestion beyond peak periods

150-190k
daily traffic[1]

8-11 hrs.
daily congestion[2,3]

Daily peak:
4 hrs.
by direction [2,4]

<20 mph
at peak times[2]


2016
Weekdays
2026
2026 Westbound
AM Peak hour
+10Y
Eastbound
Westbound
hours
Eastbound
Westbound
more congested
less congested

Source: Inrix analysis-Weekdays only of 2016 and 2026

Congestion causing 36 minutes of delay in peak times
under current traffic conditions[2]

(1) TDOT counts.
(2) INRIX congestion data.
(3) Congestion defined as the number of hours in a day where delays are higher than 5 minutes for the total length of the project.
(4) Peak time defined as the number of hours in a day where delays are higher than 10 minutes for the total length of the project.

6

THE CORRIDOR

ferrovial

2034 traffic expected to be driven by latent demand and corridor growth

Recent corridor growth muted by capacity constraints

Strong regional growth prospects over the next decade

1.0% POPULATION

2.1% REAL INCOME PER CAPITA

2.8% REAL GDP

2025–34 CAGR[1]

Nashville has consistently exceeded macroeconomic growth forecasts

Suppressed corridor demand

Traffic growth constrained with congested areas exhibiting lowest growth

2010–24 CAGR[2]

1% I-24 North sector

vs.

3%+ I-24 sectors with capacity

Typical User Adoption Period after capacity expansion

2-3 YEARS

According to our portfolio experience, this represents the period over which suppressed demand gradually comes back to the corridor after capacity expansion, as users grow accustomed to the new configuration

(1) Average of estimates from Moody's, W&P, and Oxford Economics.
(2) Annual Average Daily Traffic. TDOT counts.

7

CONNECTIVITY

ferrovial

Connectivity designed to enhance access and travel convenience

Additional access points and interchanges connected, improving road design serving 95% of corridor trips

	TDOT REFERENCE DESIGN	DRIVE TN DESIGN
Interchanges connected	7	15
Corridor in scope	70%	95%
Entries and exits per mile	0.8	1.2

1.4x in-scope trips[1]

Improved design enhances connectivity and elevates service

- More direct connectors instead of T-ramps
- Longer acceleration lanes, sized for heavy vehicles joining safer at speed
- Optimized design reduces right-of-way and lowers community impacts


Inner Loop
Hermitage Ave.
Downtown Nashville
24
40
440
Murfreesboro Pk.
Harding Pl.
Briley Pkwy.
Haywood Ln.
Bell Rd.
Old Hickory Blvd.
Hickory Hollow Pkwy.
Waldron Rd.
Sam Ridley Pkwy.
24
Almaville Rd.
Legend:
TDOT Base Connectivity
Additional Connectivity

Base connectivity and the connections we added.

(1) 1.357x in-scope trips.

8

3x extended vehicles 4x medium trucks 8x large trucks (1) PCE: Passenger car equivalent. (2) Heavy vehicles are 12-16% of the corridor traffic (TDOT count data). Pricing above soft cap with sharing mechanism • Traffic and speed thresholds are easier to surpass to alleviate congestion, resulting in frequent uncapped trigger events • An uncapped pricing event triggers above-soft-cap pricing in the preceding segment • Soft Cap Escalation : annually at the greater of 2.5% vs. average of State GDP, US CPI & 3% Heavy vehicles2 pay a multiple up to: Dynamic pricing that keeps Choice Lanes reliable I-24 priced dynamically to real time demand with no ceiling on rates; above the soft cap revenue shared with TDOT P R I C I N G F R A M E W O R K High heavy multipliers Soft toll cap starting point at $1.60/mile C o n tr a ct u a l T o ll/ m ile Sh a ri n g ba n ds $0.8 $1.6 $3.2 $4.8 $6.4 100% 100% $0.80/ mi $1.60/mi Toll revenue retained by developer %Soft Cap VOLUME (PCE1/lane/hr.) ≤ 500 500–1,500 > 1,500 SPEED <55 mph UNCAPPED PRICING EVENT TRIGGERS 50% 25% 10% Sharing bands Efficient soft cap escalation Most of our portfolio traffic above 500 PCE1/lane/hr. 9 OR OR So ft T o ll C a p I-24 PRICING FRAMEWORK Soft cap substantially easier to surpass 100% ($2025)

CONSTRUCTION & DESIGN

ferrovial

Outside-Lane design lowers construction impacts and community disruption

Experience-driven engineering, advanced design and appropriate risk allocation reduce delivery risk and potential overruns

- Innovative outside-lane design to improve connectivity while reducing construction costs and minimizing community impacts
- 30% of advanced design development, increasing pricing confidence
- Significant local subcontractor network and self- performed activities
- Inflation risk mitigated by developer and grantor protection and additional cost contingency


I-24 & I-440 Interchange (Nashville, US)

10

BENCHMARK

ferrovial

I-24 project: Benchmarked with our portfolio of assets with pricing flexibility

Deep managed lanes expertise provides differentiated know-how and unique operating insights

CAPTURE RATES

Considering vehicle class and time periods

CONNECTIVITY

Usage supported by network access

USER ADOPTION

Observed users' behavior to the new configuration

DEMAND RELIEF

Suppressed demand and congestion relief impacts

PRICING ABOVE SOFT CAP

Frequency, duration and pricing

TOLL RATE ELASTICITY

Response to price changes

OPTIMIZED TOLL SEGMENTATION

Flexible segment configuration

BID BACKED BY PARTNERS

Consortium includes the two most experienced managed-lanes operators

11

ENHANCEMENTS

ferrovial

Future enhancements could improve connectivity and relieve congestion

Not included in the bid or in our projections; any development is subject to TDOT approval


Nashville International Airport
Legend
I-24 SE Choice Lanes Project
Northern Project Enhancement
Eastern Project Enhancement
Southern Project Enhancement

I-24 SE Choice Lanes. Northern, Eastern and Southern Project Enhancements

- The agreement provides a structured path to develop these enhancements with TDOT
- I-24 and Project Enhancements expected to form one connected network
- Northern Project Enhancement, the first one to be triggered for development

PROJECT	MILES	TIMING / DEVELOPMENT
I-24 Northern PE	7	The developer holds the right to start negotiations of the Project Enhancements
I-24 Eastern PE	7	
I-24 Southern PE	10	

12

Next steps in the process N E X T S T E P S Commercial close complete, next milestone Financial close expected in summer 2027 13 1 COMMERCIAL CLOSE SEPTEMBER 30, 2026 2 FINANCIAL CLOSE JULY 2027 Contractual deadline 3 GROUNDBREAKING1 EARLY 20292 4 SERVICE COMMENCEMENT3 20342 INTEREST-RATE PROTECTION AGREED WITH TDOT FROM BID TO FINANCIAL CLOSE TDOT RISK DEVELOPER RISK PABs 100% Base Rate 85% Margin 15% Margin TAXABLE 100% Base Rate 85% Margin Volume 15% Margin TIFIA Volume Base Rate — TDOT requires investment grade credit rating of the project debt bidding proposal (1) Design and early construction works starting after financial close. (2) Estimated dates (3) First-phase Service Commencement in 2034 and full Service Commencement in 2035.

FINAL REMARKS F I N A L R E M A R K S • Highly congested corridor with multi-purpose demand and favorable pricing framework • Solid demographic, employment, and economic growth prospects expected to position Nashville metro area for continued long-term economic growth • Differentiated design, advanced engineering and disciplined construction assumptions aimed to support cost efficiency and risk mitigation • Bid supported by operating insights and extensive experience across our managed lanes portfolio • Disciplined capital allocation maintained, targeting double-digit equity IRR, and adjusted to the project's risk profile and complexity • Strong balance sheet capacity and future cash flow generation expected to fund equity commitments with no need to issue equity at Ferrovial level • Attractive pipeline of new opportunities ahead (I-285 East and I-77 South) I-24 & I-40 Interchange 14

Q&A I-24 & I-40 Interchange